--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 TESCORP, INC.
                           (Name of subject company)

                        TESCORP ACQUISITION CORPORATION
                            SUPERCANAL HOLDING S.A.
                                    (Bidder)

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (Title of class of securities)
                            881584106--COMMON STOCK
                     (CUSIP number of class of securities)
                              DANIEL EDUARDO VILA
                            SUPERCANAL HOLDING S.A.
                                 GODOY CRUZ 316
                          MENDOZA, PROVINCE OF MENDOZA
                                 ARGENTINA 5500
                                  54-61-295125
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                         ------------------------------

                                WITH A COPY TO:
                            DAVID W. BERNSTEIN, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                         NEW YORK, NEW YORK 10166-0153
                           TELEPHONE: (212) 878-8342

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
                      $59,478,525                                                 $11,896

* Based in accordance with Rule 0-11(d) on the aggregate of the cash offered for the Common Stock.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: ________________________________________________________
Form or Registration No.: ______________________________________________________
Filing Party: __________________________________________________________________
Date Filed: ____________________________________________________________________

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  CUSIP No. 88154106         SCHEDULE 14D-1         Page 2 of 8 Pages

   1.      NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF EACH ABOVE PERSON

           Tescorp Acquisition Corporation
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [X]
           (b) [ ]
   3.      SEC USE ONLY
   4.      SOURCE OF FUNDS

           AF
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)

           [ ]
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
   7.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           6,006,006 shares of Common Stock are owned by Tescorp Acquisition Corporation.
   8.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES

           [ ]
   9.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           31%
   10.     TYPE OF REPORTING PERSON

           CO

  CUSIP No. 88154106         SCHEDULE 14D-1         Page 3 of 8 Pages

    1.     NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF EACH ABOVE PERSON

           Supercanal Holding S.A.
    2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [X]
           (b) [ ]
    3.     SEC USE ONLY
    4.     SOURCE OF FUNDS

           BK
    5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)

           [ ]
    6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           Argentina
    7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           6,006,006 shares of Common Stock are owned by Supercanal Holding S.A.
    8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES

           [ ]
    9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

           31%
   10.     REPORTING PERSON

           HC

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Tescorp, Inc., a Texas corporation (the "Company"). The address of the Company's principal executive offices is 327 Congress Avenue, Suite 200, Austin, Texas 78701.

    (b) This Statement on Schedule 14D-1 relates to the offer by Tescorp Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Supercanal Holding S.A., (the "Parent"), an Argentine corporation, to purchase all of the outstanding shares of common stock, par value $.02 per share, of the Company (the "Common Shares"), and all of the outstanding shares of Series 1995 8% Convertible Preferred Stock of the Company (the "8% Preferred Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated December 8, 1997, and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $4.50 per Common Share net to the tendering stockholder in cash, without interest thereon and $144 per 8% Preferred Share plus accrued dividends from the last date on which dividends were paid prior to the expiration of the Offer. The Company has informed the Purchaser that as of December 5, 1997, there were 19,223,456 outstanding Common Shares and 139,250 outstanding 8% Preferred Shares. The information set forth in the "Introduction" of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth in Section 7 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Statement is being filed jointly by the Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

    (e) and (f) During the last five years, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser and Parent, any persons controlling the Purchaser or Parent, or any of the persons listed on Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 13 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 13 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 14 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 13 ("The Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b)-(c) The information set forth in and Section 16 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The shares of the Company are not margin stock.

    (e) There are no pending legal proceedings relating to the Offer.

    (f) The information set forth in the Offer to Purchase, the Letters of Transmittal, the Summary Advertisement and the Amended Stock Purchase and Merger Agreement copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(7) and (c) respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase, dated December 8, 1997.

        (2) Letters of Transmittal.

        (3) Notice of Guaranteed Delivery.

        (4) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Summary Advertisement as published on December 8, 1997.

        (8) Text of Press Release, dated December 5, 1997, issued by Parent.

    (b) (1) Note Purchase Agreement among Parent, and the other issues named or referred to therein, as issuers, the financial institutions party thereto, as purchasers, ING Baring (U.S.) Securities, Inc. as Arranger, ING Baring (U.S.) Capital Corporation, as Administrative Agent and Collateral Agent and the Bank of New York, as Registrar.

        (2) Supplement to Note Purchase Agreement dated November 26, 1997.

    (c) Amended Stock Purchase and Merger Agreement dated as of November 26,
1997.

    (d) Not applicable.

    (e) Not applicable.

    (f) None.

    SIGNATURE. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 1997

              TESCORP ACQUISITION CORPORATION

              By: /s/ Alfredo L. Vila
                 ------------------------------
                 Name: Alfredo L. Vila
                 Title:  President

              SUPERCANAL HOLDING S.A.

              By: /s/ Daniel E. Vila
                 ------------------------------
                 Name: Daniel E. Vila
                 Title:  Chief Executive
                 Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                                               DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------
     (a)(1)  Offer to Purchase, dated December 8, 1997.

        (2)  Letters of Transmittal.

        (3)  Notice of Guaranteed Delivery.

        (4)  Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees.

        (5)  Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7)  Summary Advertisement as published on December 8, 1997.

        (8)  Text of Press Release, dated December 5, 1997, issued by Parent.

     (b)(1)  Note Purchase Agreement among Parent, and the other issues named or referred to therein, as issuers, the financial institutions party thereto, as purchasers, ING Baring (U.S.) Securities, Inc. as
             Arranger, ING Baring (U.S.) Capital Corporation, as Administrative Agent and Collateral Agent and the
             Bank of New York, as Registrar.

        (2)  Supplement to Note Purchase Agreement dated November 26, 1997.

        (c)  Amended Stock Purchase and Merger Agreement dated as of November 26, 1997.

        (d)  Not applicable.

        (e)  Not applicable.

        (f)  None.